EXHIBIT 99.18

CONSENT OF PAUL J. DAIGLE

March 27, 2013

Brigus Gold Corp.

United States Securities and Exchange Commission

Re: Brigus Gold Corp.

Ladies and Gentlemen:

I hereby consent to (i) the use of my name in connection with the following documents and reports, which are either referenced in or filed as exhibits with the Annual Report on Form 40-F for the year ended December 31, 2012 (the “Form 40-F”) of Brigus Gold Corp. (the “Company”) to which this consent relates: (A) the technical reports entitled “NI 43-101 Technical Report, Pre-feasibility Study, Brigus Gold Corp., Goldfields Project, Saskatchewan, Canada” dated effective October 6, 2011 and “Technical Report on the 147 and Contact Zones of the Black Fox Complex, Ontario, Canada” dated October 26, 2012 (the “Reports”), (B) the Company’s Annual Information Form for the year ended December 31, 2012 and (C) the Company’s Management’s Discussion and Analysis for the year ended December 31, 2012, (ii) the inclusion or incorporation by reference of information derived from the Reports in the Registration Statements on Forms S-8 (File Nos. 333-113889, 333-162558 and 333-167757), as amended, and Form F-10 (File No. 333-174604), as amended, or any related abbreviated registration statement filed by the Company with the Securities and Exchange Commission pursuant to Rule 462(b) under the Securities Act of 1933, as amended, or in any amendment to any of the foregoing, or to any prospectuses or amendments or supplements thereto and (iii) all other references to the undersigned included or incorporated by reference in the above-referenced Registration Statements and in any prospectuses or amendments or supplements thereto.

Sincerely,

/s/ Paul J. Daigle
Name: Paul J. Daigle